Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

Dear Stockholder,

As a stockholder of Joby Aero, Inc. (“Joby”), please find attached a Notice of Stockholder Action Taken Without a Meeting and Notice of Statutory Appraisal Rights Pursuant to Sections 228 and 262 of the General Corporation Law of the State of Delaware, which provides you notice with respect to certain actions including (1) the Joby requisite holders’ approval and adoption of that certain Agreement and Plan of Merger, dated as of February 23, 2021 (as it may be amended and/or restated from time to time, the “Merger Agreement”), by and among Joby, Reinvent Technology Partners, a Cayman Islands exempted company limited by shares (which shall migrate to and domesticate as a Delaware corporation prior to the Closing (as defined therein)) (“RTP”), and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP (“Merger Sub”) and (2) the Joby requisite holders’ consent to and affirmation of the transactions contemplated by the Merger Agreement being treated as a “Liquidation Event” pursuant to Joby’s certificate of incorporation and a “Sale of the Company” pursuant to the Voting Agreement (as defined in the attached).

Under the Merger Agreement, Merger Sub will merge with and into Joby, with Joby surviving the merger as a wholly owned subsidiary of RTP (the “Merger”; such subsidiary, the “surviving corporation”). Additionally, RTP will change its name to Joby Aviation, Inc. (“Joby PubCo”), and the surviving corporation will keep its name as Joby Aero, Inc.

FAQS

Will my Joby shares automatically be exchanged for Joby Aviation shares?

Yes, shares of Joby will be exchanged automatically for shares of Joby PubCo pursuant to the terms of the Merger Agreement. Joby PubCo’s exchange agent will provide additional communications regarding your holdings following the closing. The exchange ratio will be based on a $5 billion valuation and will be calculated in accordance with the terms of the Merger Agreement.

Will Joby stockholders be subject to a lock up?

Yes, all Joby stockholders are subject to a 180-day lockup from the date of the closing of this transaction. However, certain tenured Joby employees may have up to 20% of their shares released from the lock up at closing; provided, that the total amount of such shares released will not exceed 5,000,000 shares. A lockup period is a window of time when stockholders are not allowed to sell shares. If you are a tenured Joby employee who is eligible for a partial release from the 180-day lockup, Joby PubCo or its exchange agent will reach out to you following the closing of the transaction.

Certain significant stockholders of Joby and its directors and officers have agreed to either (1) a one-year lockup subject to certain early priced based releases or (2) a staggered lockup for up to five years subject to certain early priced releases. These stockholders have agreed to enter into a separate lock up agreement at closing.

When will I get information about trading my shares?

Following the end of your lock-up period, your shares of Joby PubCo will become tradeable subject to compliance with securities laws. You can obtain further information at that time from the exchange agent engaged by Joby PubCo.

If I was an employee or former employee, will signing this consent impact any options or restricted stock units I hold?

No, your options or restricted stock units, if any, will be exchanged for options or restricted stock units exercisable for shares of Joby PubCo using the exchange ratio as set forth in the Merger Agreement.

Where can I find more information?

RTP’s 8-K announcing the transaction and summarizing the key transaction documents can be found here.

Once RTP files its registration statement on form S-4, it will be publicly available at www.sec.gov and will contain additional information about Joby and the transaction. To ensure compliance with securities laws, Joby will not be providing additional information to individual stockholders outside of the public filings.

IMPORTANT LEGAL INFORMATION

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s registration on Form S-1 (File No. 333-248497), the registration statement on Form S-4 discussed above and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTP intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

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